SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number 001-16707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PSI 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRUDENTIAL FINANCIAL, INC.

751 Broad Street

Newark, New Jersey 07102

a)	The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Reports of Independent Registered Public Accounting Firms

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2003

Notes to Financial Statements

Supplemental Schedule:

Schedule H, line 4j-Schedule of Reportable Transactions, December 31, 2003

(b)	The following Exhibits are filed as part of this Annual Report on Form 11-K:

Consents of Independent Registered Public Accounting Firms

PSI 401(k) PLAN

Financial Statements

As of December 31, 2003 and 2002 and for the

year ended December 31, 2003

(With Reports of Independent Registered Public Accounting Firms Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee

Wachovia Corporation

We have audited the accompanying statement of net assets available for benefits of the PSI 401(k) Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended and supplemental Schedule H, line 4j-Schedule of Reportable Transactions as of December 31, 2003. These financial statements and the supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As further discussed in Note 6 to the financial statements, the Plan was terminated on December 31, 2003, and the Plan assets were transferred to the Wachovia Savings Plan and to the Wachovia Savings Plan Puerto Rico.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4j-Schedule of Reportable Transactions as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Charlotte, North Carolina
June 14, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee

Wachovia Corporation

We have audited the accompanying statement of net assets available for benefits of the PSI 401(k) Plan (the “Plan”) as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ PRICEWATERHOUSECOOPERS LLP
New York, NY
June 25, 2003

PSI 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
Investments
At contract value
Prudential Guaranteed Interest Account	$—	142,616,551
At fair value
Mutual funds	—	398,150,283
Prudential Financial, Inc. Common Stock Fund	—	21,039,329
Participants’ loans receivable	—	18,347,927

Total investments	—	580,154,090

Net assets available for benefits	$—	580,154,090

See accompanying notes to financial statements.

PSI 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003
	Participant Directed	Non-Participant Directed - Prudential Financial Stock	Total
ADDITIONS TO PLAN ASSETS
Investment income
Dividends	$4,986,447	169,358	5,155,805
Interest	5,326,400	—	5,326,400
Interest on loans	759,040	26,078	785,118
Net appreciation in fair value of investments	106,381,255	3,692,188	110,073,443

Total investment income	117,453,142	3,887,624	121,340,766
Employer cash contributions	5,328,686	—	5,328,686
Employee contributions	52,858,926	1,865,428	54,724,354
Transfer from other funds	22,796,304	—	22,796,304

Total additions to Plan assets	198,437,058	5,753,052	204,190,110

DEDUCTIONS FROM PLAN ASSETS
Participant withdrawals	10,130,045	197,895	10,327,940
Transfers to alternative plans	148,505,880	3,798,182	152,304,062
Transfer to other funds	—	22,796,304	22,796,304
Transfer to Wachovia Savings Plan	598,209,651	—	598,209,651
Transfer to Wachovia Savings Plan Puerto Rico	706,243	—	706,243

Total deductions from Plan assets	757,551,819	26,792,381	784,344,200

Decrease in net assets available for benefits	(559,114,761)	(21,039,329)	(580,154,090)
Net assets available for benefits
Beginning of year	559,114,761	21,039,329	580,154,090

End of year	$—	—	—

See accompanying notes to financial statements.

PSI 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1: DESCRIPTION OF PLAN

The following description of the PSI 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL

The Plan, which was established January 1, 1985, and amended from time to time, was a defined contribution plan covering eligible employees who were employed by Prudential Securities Incorporated (“PSI”) and its affiliates prior to and on July 1, 2003. PSI is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“PFI”). On July 1, 2003, PSI contributed its retail brokerage-related assets, liabilities and employees to Wachovia Securities Financial Holdings, LLC (“WSFH”) in exchange for a 38% interest in WSFH. WSFH is a consolidated subsidiary of Wachovia Corporation, which owns the remaining 62% interest.

On July 1, 2003, Wachovia Corporation and its subsidiaries (the “Company”) became the sponsor of the Plan. The Company continued the Plan until December 31, 2003, at which time the Plan was terminated and the assets of the Plan were transferred primarily to the Wachovia Savings Plan. Balances related to employees residing in Puerto Rico were transferred to the Wachovia Savings Plan Puerto Rico. The Plan was subject to the provisions of the PSI 401(k) Plan document in 2003, and effective with the merger of the Plan into the Wachovia Savings Plan and into the Wachovia Savings Plan Puerto Rico, the provisions set forth in the plan documents of those plans apply to the participants. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective July 1, 2003, investments in the Prudential Financial, Inc. Common Stock Fund ceased, all PFI common stock was liquidated over the course of a two-week period and the proceeds were invested in American Funds Washington Mutual.

ELIGIBILITY

An employee was eligible to participate in the Plan on the first day of the month after completing one month of service as a full-time or part-time employee who worked at least 1,000 hours in a calendar year, provided the employee was at least 21 years old.

At the time of eligibility, employees were automatically enrolled into the Plan and 3% of gross salary was deducted and deposited into the Prudential Financial, Inc. Common Stock Fund.

Effective July 1, 2003, only employees of PSI or any affiliate of PSI whose employment transferred to WSFH or the Company either as of the closing date of the transaction or otherwise in connection with WSFH are eligible to participate in the Plan.

CONTRIBUTIONS

Basic Pre-Tax Contributions and Percentage Match

Basic pre-tax contributions by participating employees were limited to the first 3% of the employee’s gross salary up to $75,000. Based on firm wide financial performance, these contributions were matched at rates up to 75% based on PSI’s adjusted net income as defined in the Plan document. In 2003, the Plan was amended and the amount of percentage matching contribution was limited to 50% of each participant’s deferral of eligible compensation, such deferral considered to a maximum of the lesser of 3% of compensation or $2,250. In 2004, the contributed amount, including fixed-dollar matching, of $6,553,126 less participant forfeitures of $1,224,440 was $5,328,686 for Plan year 2003. Contributions are made during the first quarter following the end of the Plan year, and are invested consistent with participant elections in effect on the date of the employer’s contribution. The contribution in 2004 for the 2003 Plan year was made to the Wachovia Savings Plan and to the Wachovia Savings Plan Puerto Rico.

(Continued)

PSI 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Fixed-Dollar Matching Contribution

An additional matching contribution was made for participants who earned $50,000 or less and who were employed on December 31st of the year for which the contribution was made. The contribution varied based on PSI’s adjusted net income and the employee’s length of service and was in addition to the regular matching contribution. The amount of the contribution per participant ranged from $300 to $500. In 2003, the Plan was amended and the amount of the fixed-dollar matching contribution was $200 for eligible participants with 1 year to 3 years of service; $250 for eligible participants with 4 years to 6 years of service; and $300 for eligible participants with 7 years or more of service. The fixed-dollar matching contribution in 2003 was $763,834. The contribution in 2004 for the 2003 Plan year was made to the Wachovia Savings Plan and to the Wachovia Savings Plan Puerto Rico.

Additional Pre-Tax Contribution

All participants were able to contribute an additional 1% to 25% of their pre-tax earnings to the Plan, regardless of their pay. These contributions were not subject to matching. Total employee pre-tax contributions were subject to Internal Revenue Service (“IRS”) limits of $12,000 in 2003.

PARTICIPANT ACCOUNTS

Each participant’s account was credited with the participant’s contribution and an allocation of matching contributions. Investment performance for participants was based on the actual performance of the funds held in their respective accounts.

VESTING

Participants were immediately vested in their contributions and in fixed-dollar matching contributions. Participants became 100% vested in percentage matching contributions after 3 years of service, at age 65, or as a result of death or disability. The percentage matching contributions vested at the rate of 100% after the third year of service, with no amounts vested in the first two years.

The unvested benefits of a participant who terminated employment prior to July 1, 2003, were forfeited as of the termination date and were applied to reduce future employer contributions. Effective July 1, 2003, all participant balances and future employer contributions vested. In 2003, forfeitures amounted to $259,216 and were reflected in unallocated assets. Total unallocated forfeitures were $1,224,440 in 2003 and were used to reduce the 2003 contribution made in 2004.

BENEFIT PAYMENTS

Benefits from the Plan were paid in a lump sum following a participant’s normal retirement, disability retirement, termination of service or death. Participants who retired at age 55 or later were able to elect to receive their 401(k) benefit as a lifetime income by transferring some or all of their 401(k) Plan account balance to the PSI Cash Balance Pension Plan, which was a component of the Prudential Merged Retirement Plan. Effective July 1, 2003, the ability to transfer account balances to the Prudential Merged Retirement Plan was suspended.

OTHER PAYMENTS

Participants were able to withdraw post-tax contributions at any time. Vested pre-tax contributions were withdrawn, without penalties, when reaching age 59 1/2 or upon experiencing a “qualified financial hardship” as defined by the IRS. In some cases, withdrawals were subject to tax.

LOANS TO PARTICIPANTS

Loans were made to Plan participants from each of the investment funds based on their participation within each fund. The loans were subject to certain limitations as described in the Plan document. Applications for such loans were approved by the PSI benefits department. The minimum and maximum term for a loan was six months and sixty months, respectively. Loans not repaid within the sixty-month maximum were treated as a distribution from the Plan. On a semi-monthly basis, loan principal repayments and accrued interest paid on the loan were received and transferred to the fund elected by the participant. Loans were charged interest at the prevailing prime rate of interest on the day the loan application was received by the benefits department.

(Continued)

PSI 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments are carried at fair value which is the equivalent of the liquidation value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Participant loans are recorded at face value plus accrued interest, which approximates fair value. In accordance with the American Institute of Certified Public Accountants Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pension Plans”, the holding of investment contracts are generally stated at contract value plus accrued interest because they are considered to be benefit responsive, thus providing reasonable access to the funds by participants. If Plan management is aware that an event has occurred that may affect the ability to recover the full value of a contract, the contract is reported at its estimated realizable value. Otherwise the contract value of investment contracts, including any accrued interest approximates fair value.

Purchases and sales are recorded on trade date at purchase cost or sales proceeds. Dividend income is recorded on the ex-dividend date. Interest income is recognized on the accrual basis.

BASIS OF PRESENTATION

The accompanying financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.

NOTE 3: INVESTMENTS

In 2003, the Plan’s investments (including gains and losses on investments bought and sold during the year) appreciated in value by $110,073,443. Net appreciation on the Prudential Financial, Inc. Common Stock Fund was $3,692,118 which occurred during the previously described liquidation.

The investment contracts held by the Prudential Guaranteed Interest Account had an average yield and crediting rate ranging from 3.6 percent to 3.9 percent at December 31, 2003.

The table on the next page presents the Plan’s investments at December 31, 2002. Investments that represent five percent or more of the Plan assets as of the beginning of the Plan year are separately identified. Under the terms of the Plan, Prudential Bank and Trust Company (the “Trustee”), a wholly-owned subsidiary of PFI held the assets of the Plan in bank-administered trust funds. The Company obtained certifications from the Trustee that such information was complete and accurate in accordance with section 29 CFR 2520.103-5 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

(Continued)

PSI 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31, 2002
Prudential Guaranteed Interest Account *	$142,616,551	(a)

Mutual Funds
Prudential Small Company Value Fund *	30,286,170	(a)
Prudential Equity Fund *	42,155,515	(a)
Prudential High Yield Fund *	18,718,724
Prudential Global Growth Fund *	15,959,886
Prudential Utility Fund *	19,587,334
Prudential Value Fund *	11,783,063
Prudential Jennison Growth Fund *	61,452,584	(a)
Prudential Stock Index Fund I *	29,793,134	(a)
Prudential International Value Fund *	12,313,470
Prudential 20/20 Focus *	16,000,534
Prudential US Emerging Growth *	5,175,142
Prudential Financial Services Fund *	2,525,940
Prudential Health Sciences Fund *	5,684,367
Prudential Jennison Equity Opportunity Fund *	12,308,070
Prudential Total Return Bond Fund *	16,041,895
Alliance Premier Growth Fund	3,459,006
Alliance Technology Fund	6,038,214
Alliance Growth & Income Fund	6,894,068
American Balanced Fund	4,506,185
American Century Emerging Markets	1,326,540
American Century Equity Growth	2,505,493
American Century International Growth	2,609,375
American Century Small Cap Value	8,592,392
Ariel Appreciation Fund	1,026,249
Janus Balanced	2,726,240
Janus Growth and Income	4,629,823
Janus Mercury	3,643,318
Janus Worldwide	4,607,440
Fidelity Advisor Mid Cap	4,770,810
MFS New Discovery	3,601,739
Oakmark Select	18,920,301
PIMCO Total Return Fund	5,963,100
Strong Government Securities	1,432,798
Target Small Cap Fund	3,693,232
Washington Mutual Investors	1,956,861
Credit Suisse Capital Appreciation	1,869,928
Credit Suisse Global Technology	1,393,475
Credit Suisse Small Company Growth	2,197,868

Total mutual funds	398,150,283

Prudential Financial, Inc. Common Stock Fund *	21,039,329
Loans to participants, various maturities, rates from 4.0% to 9.5%	18,347,927

Total investments	$580,154,090

(a)	Represents five percent or more of the Plan’s net assets at the beginning of the Plan year.
*	Party-in-Interest.

(Continued)

PSI 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4: INCOME TAX STATUS

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”) and is intended to be exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated April 22, 2004. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5: RELATED PARTY TRANSACTIONS

PSI affiliates receive fees from the funds for investment management and other services rendered to the funds. PSI does not receive any commissions on the purchase and sale of securities for the Plan. PSI, Prudential Investment Fund Management LLC, the investment advisor, Prudential Retirement Services LLC, the record keeper, Prudential Mutual Fund Services LLC, the transfer agent, and Prudential Bank and Trust Company, the Trustee, are indirect, wholly-owned subsidiaries of Prudential Financial, Inc. The Company pays the Trustee’s fee and all other administrative expenses of the Plan.

NOTE 6: PLAN TERMINATION

The Company continued the Plan until December 31, 2003, at which time the Plan was terminated and the interest of all members in the Plan became fully vested. The Plan assets were transferred to the Wachovia Savings Plan and to the Wachovia Savings Plan Puerto Rico and the Plan participants became subject to the Wachovia Savings Plan and to the Wachovia Savings Plan Puerto Rico provisions.

SCHEDULE 1

PSI 401(k) PLAN

Schedule H, line 4j - Schedule of Reportable Transactions

	Year Ended December 31, 2003
Description	Purchase Price	Sales Price	Lease Rental	Transaction Expense	Original Cost	Net Gain (Loss)
Prudential Guaranteed Interest Account *	$60,298,641	58,615,779	—	—	58,615,779	—
Mutual Funds
Prudential Jennison Growth Fund *	5,222,468	26,481,714	—	—	41,148,084	(14,666,370)
Prudential Financial Stock (ESOP) *	21,026,531	21,572,959	—	—	21,061,521	511,438
Prudential Financial Stock *	6,746,402	28,332,661	—	—	27,564,384	768,277
Prudential Financial, Inc., Common Stock Fund *	$17,288,308	20,054,774	—	—	17,288,427	2,766,347

*	Party-in-Interest.

NOTES

The transactions set forth herein are those that individually or in the aggregate, by security, involve an amount in excess of five percent ($29,007,705) of the current value of Plan assets ($580,154,090) at the beginning of the Plan year.

The above data is based on information which has been certified as complete and accurate by the Trustee.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PSI 401(k) PLAN

/s/ BENJAMIN J. JOLLEY
Benjamin J. Jolley
Senior Vice President

June 14, 2004

EXHIBIT INDEX

Exhibit No.	Description	Location
(23)(a)	Consent of Independent Registered Public Accounting Firm	Filed herewith

(23)(b)	Consent of Independent Registered Public Accounting Firm	Filed herewith